

June 25, 2014

Via E-mail
David E. Snyder
Chief Financial Officer, Treasurer, and Secretary
KBS Strategic Opportunity REIT II, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660

      Re: **KBS Strategic Opportunity REIT II, Inc.**
               Amendment No. 3 to Registration Statement on Form S-11
               Filed June 12, 2014
               File No. 333-192331

Dear Mr. Snyder:

We have reviewed your filing and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that you submitted a waiver request regarding 3-14 financial statements related to the potential acquisition of the Avignon property. This waiver request was denied by the Staff on June 17, 2014. Please clarify the current status of this potential acquisition. To the extent you intend on moving forward with this acquisition, please revise the S-11 to provide the relevant disclosures and required financial statements pursuant to Rule 3-14 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Attorney-Advisor, at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Laura Sirianni, Esq.